

South Bend Brew Werks

Business Plan

Steve Lowe, Owner/Head Brewer

6/1/2020

Executive Summary

Product/Service

South Bend Brew Werks is a nanobrewery in South Bend, Ind. centered around a unique model of community engagement & giveback. Originally opened in 2014, SBBW has donated well over $100,000 to area non-profits and charities to help strengthen the local community, while producing and serving high quality beer and food in an eclectic public house-style atmosphere.

Customers

The target audience for South Bend Brew Werks is local and regional fans of craft beer & creative comfort food. Normally, our customer base trends toward 67% new customers and 33% returning customers, or regulars. Currently, this ratio is skewed toward returning customers due to COVID-19 stay-at-home orders/declines in travel & overall business. With the return of visitors to South Bend over the coming months & years post-quarantine and travel restrictions, we expect this trend to return.

Future of South Bend Brew Werks

In the difficult climate resulting from the COVID-19 pandemic, SBBW has remained in business through the support of our local community. In the Spring od 2021, we plan to move to a fresh, new space not far from our original location that will provide more seating, better opportunities to improve and build on our already successful beer & food offerings, and a stable future in a physical space better suited to our growing needs and customer base. This will include an upgrade in both the brewhouse and kitchen to allow experimentation in new styles, increase our output and offerings, and add packaging options such as canning or bottling to diversify our revenue streams beyond just the in-house brewpub experience.

This new location, in the lower, westernmost corner of the recently renovated Hibberd building, will allow us to move from one historic South Bend building to another, which our local customer base will appreciate. It will allow for up to 75% increased capacity over our current location, is visible from Four Winds Field, home to the Class-A Minor League baseball team, the South Bend Cubs, will have adequate nearby parking, and features upgraded infrastructure lacking at our current space the State Theater on S. Michigan St., which will lead to improvements in utility costs and energy efficiency.

Company Description

Mission Statement

To provide exceptional craft beer and locally-sourced creative comfort food in a relaxed "neighborhood bar" setting, with a focus on community involvement, engagement and giveback.

Principal Members

Steve Lowe – Owner & Head Brewer since 2017

Michele Lowe – Co-owner, technical support

Cailtin Troxel – Bar Manager/Events Coordinator

Kali Green – Head Chef/Kitchen Manager

Erin Olsen – Assistant Brewer

Legal Structure

South Bend Brew Werks is an S-Corp with Steve and Michele Lowe owning 100%.

SOUTH BEND BREW WERKS

Market Research

Industry

South Bend Brew Werks is one of four breweries/brewpubs currently operating in South Bend, and one of seven operating in St. Joseph County, all of varying size and operating models.

In recent years, many breweries have either opened with, or pivoted to, an in-house approach to selling their beers. SBBW has always focused on this approach, which centers on maximized profits by selling everything in the brewpub setting and very little through distribution. We will continue to focus on this approach, but as many of us in the industry have seen through the early months of 2020, the availability of even a limited distribution side to diversify revenue streams is important as well in the event of unforeseen calamities like a global pandemic and resulting stay-at-home orders and lockdowns.

In our current space located in the front retail section of the State Theater building on S. Michigan St., we have essentially no opportunity to expand our operations, despite marked increases in business of 25-30% in 2018 and again in 2019. To meet this demand and continue to grow, as well as remain relevant in the evermore competitive craft brewing world, it is clear SBBW needs a larger, better space to operate.

Detailed Description of Customers

Customers make up a wide range of ages and backgrounds, centered mostly on age groups of 25 years and above. Craft beer fans tend to have more drinking experience and developed palettes than those more recently of legal drinking age. A large portion of our local customer base either lives in or near downtown, or frequents the downtown area, which has grown in the years since SBBW opened with many new apartments and condos.

The other main portion of customers comes from out-of-town visitors staying in area hotels, and visitors in for athletic and entertainment events at Notre Dame, Four Winds Field, Century Center, Morris Performing Arts Center, and other local venues. We also have unique niches, such as a small but strong contingent of pilots who regularly visit, mostly based on word of mouth within their circles, as well as those who have celebrated significant life moments at SBBW, like birthdays, anniversaries, first dates, marriage proposals, and friends coming out to friends.

Company Advantages

SBBW has the following advantages compared to competitors:

- Strong community presence five years in the making.

- Community giveback model that has been repeated by other breweries both regionally and nationally *(see below for more detail).

- Recognizable brand and products.

- Vastly improved reputation over original ownership.

- Equally improved product offerings despite space limitations.

- "Neighborhood bar" atmosphere unlike other brewpubs.

Community Giveback Explained

From its inception, South Bend Brew Werks has focused on a community giveback model that was unique to the area and has since been copied and repeated elsewhere. The concept is simple – for every beer sold at SBBW, $0.50 is earmarked as a donation back to one of our three mainstay community partners – La Casa de Amistad, The Music Village, and Neighborhood Resources Connection. These partners hold monthly meet and greets, host board meetings, and frequent SBBW in general and have been excellent partners, mentors, advocates, and friends over the years.

We also work each month with a 4th rotating non-profit partner which is assigned a "Beer of the Month" and $0.50 of each pint sold goes directly to that partner. This allows us to "spread the love" to as many non-profits as possible and offers unique marketing opportunities within each partner's following. We host special beer release events and gatherings, and allow them every opportunity to get their message out to our customer base, as well as engage their own supporters. Groups we have worked with include: The Logan Center, Foodbank of Northern Indiana, Centers for the Homeless, Reins of Life, The CASIE Center, Relay for Life & the American Cancer Society, Potawatomi Zoo, LGBTQ Center, among many more. Our current waiting list for additional 4th partners is into 2022.

SBBW also regularly host single-day events for groups to raise funds or expand and engage membership. These groups have included the local Indiana University alumni association, cancer support groups and more.

Service Line

Product/Service

SBBW brews a wide range of beer styles, such as IPAs, Stouts, Porters, Wheat beers, Belgian styles (Saison & Witbier), kettle-soured Berliner-Weisses, and Shandys/Radlers. Popular, easily-recognizable brands include Stargazer IPA, Emily's Grapefruit IPA, Cocoa Velvet Chocolate Porter, and Amistad Cream Ale, among others.

We also feature a Beer of the Month to support a 4th rotating community giveback partner, focusing on beers that sell well, such as fruited wheat beers & New England style hazy IPAs.

The menu has traditionally focused on "creative comfort foods" such as gourmet grilled cheeses, flatbread pizzas, baked pastas, and simple brunch fair like breakfast burritos and scrambles. In 2020, we introduced a paired-down menu that focuses on best-sellers while providing increased opportunity for unique, regularly rotating specials to highlight our kitchen's creativity. With a larger kitchen in our new space, we hope to add other traditional brewpub fair like smoked meats, while continuing to emphasize eclectic and unique options and more gluten-free and vegan/vegetarian options to appeal to a wider range of potential customers

Pricing Structure

SBBW pricing centers around affordable, market-based prices one can expect to find at similar establishments:

- $6 beers (16 oz pints)
- Food entrees ranging from $8-$12
- Discounted beer carryout options (cans, growlers & howlers) ranging from $5-$20 depending on container and beer selection, encouraging customer loyalty and return business.

Marketing & Sales

Growth Strategy

South Bend Brew Werks will continue to grow its brand by:
- Moving into a larger space, allowing more year-round capacity and improved in-person experience.
- Year-round patio availability utilizing awnings and (possibly) four-season domes for seating during most weather conditions.
- Added opportunities for hosting larger parties/events, which we have had to turn down in the past due to our lack of space in the current location (ex: large parties consisting of traveling sports teams visiting Notre Dame and other athletic venues, wedding parties, etc). New location will also include use of a rooftop deck for hosting private parties.
- Location visible and easily accessible from Four Winds Field, adding increased and consistent gameday and event-day revenue through the summer.
- Utilizing expanded brewing capacity to introduce new styles and opportunities for additional revenue streams through packaging/outside sales.
- New menu additions, including (potentially) smoked meats and other more diverse options.
- Expanded opportunity for outside catering events, such as Art Beat, TMV Block Party, Envirofest, potentially hosting our own Beerfest in adjoining parking lot.

Communicate with the Customer

South Bend Brew Werks will communicate with its customers by:
- Continued presence & marketing, including use of targeted campaigns, via social media, mostly on Facebook, Instagram and Twitter.
- Marketing initiatives with local athletic groups, including the South Bend Cubs (a partner since 2015), Michiana Moose Rugby, South Bend Lions soccer club, bowling & softball team sponsorships, high school athletic team sponsorships, and more. This reflects a move away from certain previous print advertising that produced limited traceable results to a more engaged community-focused approach.
- New print marketing with Notre Dame, focusing on football and basketball traffic.
- Limited, targeted radio ad campaigns with stations that our customers listen to, such as WVPE and WSBT.
- Continued online presence through apps and services like Untappd, Google, etc., that mainly drive out-of-area customers to SBBW. Retaining a downtown presence not from our original spot is critical to the ability of customers to easily locate our establishment.

How to Sell

In-person experience and knowledgeable staff are our main salesforce. With increased brewing capacity and potential addition of a packaging line, and outside sales position could be added in the future to expand sales to local bars/restaurants and at South Bend Cubs home game concessions. Retail sales at liquor and grocery stores could be possible but would not be the initial focus due to high competition and lowered profit margins.